NOL

RECEIVED

2007 FEB -1 A 11:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

29 January 2007

By Courier

07020731

SUPPL

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made the following two announcements:-

(1) an announcement and media release in relation to the proposed Sale of the entire Issued and Paid-up Share Capital in OCWS Logistics Pte Ltd; and

(2) an announcement in relation to the NOL Operating Performance for Period 12, 2006.

Attached are copies of the announcements and media release for your attention, please.

PROCESSED

FEB 0 5 2007

THOMSON
FINANCIAL

Yours faithfully

Marjorie Wee (Ms)
Company Secretary

Encs
/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2007\Letter to SEC (Elliott Staffin) - 29Jan07.DOC

APL APL Logistics™

Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	29-Jan-2007 17:23:29
Announcement No.	00050

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Proposed Sale Of The Entire Issued And Paid-up Share Capital in OCWS Logistics Pte Ltd
Description	Please see attached Announcement and Media Release on the above subject.
Attachments:	Proposed_Sale_of_the_Entire_Issued_and_Paid-up_Share_Capital_in_OCWS_Logistics_Pte_Ltd.pdf Media_Release_-_NOL_Announces_Divestment_of_OCWS_Logistics.pdf Total size = **47K** (2048K size limit recommended)

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NOL

PROPOSED SALE OF THE ENTIRE ISSUED AND PAID-UP SHARE CAPITAL IN OCWS LOGISTICS PTE LTD ("OCWS")

Neptune Orient Lines Limited (the "Company") wishes to announce that the Company on 29 January 2007 entered into a conditional sale and purchase agreement with CWT Limited (the "Purchaser"), pursuant to which the Company will sell and the Purchaser will acquire 20,000,000 ordinary shares (the 'Sale Shares') in the capital of OCWS, being the entire issued and paid-up share capital of OCWS (the 'Sale'). OCWS is a wholly-owned subsidiary of the Company incorporated in Singapore with limited liability.

The Purchaser will pay a purchase price of S$20 million for the Sale Shares.

The consideration was negotiated on a willing buyer, willing seller basis and will be settled on the closing date of the Sale.

Information on OCWS

OCWS is a wholly owned subsidiary of the Company incorporated in Singapore. Its primary business activities are provision of container, trucking and warehousing services. The unaudited net asset value of OCWS as at 22 September 2006 prepared in accordance with Singapore GAAP was S$20.9 million.

Rationale for the Sale

Focus on Core Business. The Company's management intends to focus on its core liner and high value added logistics services and considers the Sale as a divestment of non-core assets which will make available valuable resources for the Company's core businesses.

By Order of the Board

Company Secretaries
29 January 2007
Singapore

Submitted by Ms Marjorie Wee and Ms Wong Kim Wah, Company Secretaries on 29 January 2007 to the SGX

FOR IMMEDIATE RELEASE

NOL Announces Divestment of OCWS Logistics

Singapore, 29 January 2007 – Neptune Orient Lines Limited (NOL) today announced that it has entered into an agreement to sell to CWT Limited, for a consideration of S$20 million, all of its shares in OCWS Logistics Pte Ltd (OCWS).

OCWS operates in the Singapore market, providing container, trucking and warehousing services.

The sale of OCWS is consistent with NOL's strategy to focus on its core liner shipping and high value added logistics services and to divest non-core businesses.

Completion of the sale is expected to take place during February 2007.

About NOL

NOL is a Singapore-based global transportation and logistics company. Its container transportation arm, APL, provides customers around the world with container transportation services that combine high quality inter-modal operations with state-of-the-art information technology. Its supply chain services arm, APL Logistics, provides international, integrated logistics services and solutions, employing the latest IT and data connectivity for maximum supply chain visibility and control. NOL Web site: www.nol.com.sg

About CWT Limited

CWT Limited was set up in 1970 and listed on the Singapore Exchange in 1993. CWT has since grown and its principal businesses currently comprise logistics infrastructure (warehousing), commodity logistics, collateral management services, chemical logistics, local transportation, project and niche value-added logistics, non-vessel operating common carrier services, packaging solutions, and engineering and facilities management services. CWT offers integrated logistics solutions to some of the world's best known brands in the chemical, commodities, automotive, marine, oil & gas and industrial sectors. CWT has a global presence and its freight forwarding network and advance systems connect customers to 120 ports and 1,200 destinations seamlessly around the world.

Contact details:

Media Enquiries:
Paul Barrett
Director Corporate Communications
Telephone: (65) 6371 7959
Facsimile: (65) 6275 8131
paul_barrett@nol.com.sg

Investor Enquiries:
Lim Siew Siew
Director Investor Relations
Telephone: (65) 6371 5028
Facsimile: (65) 6371 7690
siew_siew_lim@nol.com.sg

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretary
Date & Time of Broadcast	29-Jan-2007 17:39:09
Announcement No.	00069

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	NOL OPERATING PERFORMANCE FOR PERIOD 12, 2006
Description	Attached is the operating performance for the full-year 2006 and for the 6 weeks (Period 12) from 18 November 2006 to 29 December 2006.
Attachments:	NOL_Operating_Performance_for_P12_2006.pdf Total size = **42K** (2048K size limit recommended)

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Monthly Operational Update (Unaudited)

Neptune Orient Lines Ltd
456 Alexandra Road, NOL Building
Singapore 119962
Company registration number : 196800632D

29 January 2007

NOL's operating performance for the full-year 2006 and for the 6 weeks (Period 12) from 18 November 2006 to 29 December 2006:

	2006	2005	% Change	Period 12, 2006	Period 12, 2005	% Change
Liner						
a) Volume (FEU)	2,096,700	1,945,700	8	244,800	219,400	12
b) Average Revenue Per FEU (US$/FEU)	2,632	2,841	(7)	2,543	2,829	(10)
Logistics						
Revenue by Biz Segments (US$'000)						
Contract Logistics Services	870,800	862,300	1	93,300	102,100	(9)
International Services	439,000	427,600	3	55,100	46,600	18
Total	1,309,800	1,289,900	2	148,400	148,700	0

* *Summation may not add up due to rounding*

Liner: Container volumes increased 8% YoY in 2006, while Period 12 (P12) volumes increased 12% YoY. 2006 average revenues per FEU declined 7% while P12 average revenues per FEU declined 10% over the corresponding period last year, reflecting changes in both rates and trade mix.

Logistics: Full-year 2006 revenues totalled US$1.3 billion, a 2% increase over the previous year.

Note : Periods 1 and 12 comprise 6 weeks while Periods 2 to 11 comprise 4 weeks.

APL Average Revenue per FEU (updated as at Period 12, 2006)


APL Average Revenue per FEU (2003-2006)
US$/FEU
3,000
2,800
2,600
2,400
2,200
2,000
Period 12, 2006
Y-o-Y : -10%
P1 03 P2 03 P3 03 P4 03 P5 03 P6 03 P7 03 P8 03 P9 03 P10 03 P11 03 P12 03
P1 04 P2 04 P3 04 P4 04 P5 04 P6 04 P7 04 P8 04 P9 04 P10 04 P11 04 P12 04
P1 05 P2 05 P3 05 P4 05 P5 05 P6 05 P7 05 P8 05 P9 05 P10 05 P11 05 P12 05
P1 06 P2 06 P3 06 P4 06 P5 06 P6 06 P7 06 P8 06 P9 06 P10 06 P11 06 P12 06
Period